Exhibit 2.1
Share Purchase Agreement
Project Brahms
     relating to the shares in
               PHILIPS SPEECH RECOGNITION SYSTEMS GMBH
     Between
               KONINKLIJKE PHILIPS ELECTRONICS N.V.
     And
               NUANCE COMMUNICATIONS, INC.
     Dated 26 September 2008

Schedules
Schedule 1	DVD with Due Diligence Information
Schedule 2	Closing actions
Schedule 3	Tax indemnity
Schedule 4	Draft Austrian deed of transfer of the Company Shares
Schedule 5	Transitional services agreement
Schedule 6	IPR Agreement
Schedule 7	Line items of the Business Working Capital Statement
Schedule 8	Line items of the Net Indebtedness Statement
Schedule 9	Reporting accountants
Schedule 10	Intentionally left blank
Schedule 11	Seller’s Warranties
Schedule 12	List of persons for Seller’s knowledge
Schedule 13	Disclosure letter
Schedule 14	Purchaser’s Warranties
Schedule 15	Current Balance Sheet
Schedule 16	Financial Statements Letter
Schedule 17	Confession Agreement

     Share Purchase Agreement
     THE UNDERSIGNED:
(1)	Koninklijke Philips Electronics N.V., a limited liability company incorporated under the laws of the Netherlands, with corporate seat in Eindhoven, the Netherlands, and having its address at Groenewoudseweg 1, 5621 BA Eindhoven, the Netherlands, (“Philips” or the “Seller”),
and
(2)	Nuance Communications, Inc.. a company incorporated under the laws of the United States of America, having its address at 1 Wayside Road, Burlington, MA 01803, USA, (the “Purchaser”),
WHEREAS:
(A)	The Seller carries on a business consisting of speech recognition technology amongst others through its Affiliate Philips Speech Recognition Systems GmbH in Vienna, Austria (the “Company”) and its wholly-owned subsidiaries Philips SpeechMagic Holding GmbH in Vienna, Austria (“SpeechHolding”). Philips Speech Solutions S.A in Spain (“PSS”) and Kuhlmann Informations Systeme GmbH in Germany (“KIS”) (the “Subsidiaries” together with the Company hereinafter referred to as the “Group”).

(B)	The Seller has decided to dispose of the Business as defined in Clause 1.1.

(C)	The Seller provided the Purchaser and its advisors access to the Data Room (as defined below) containing information about the Business. The Purchaser and its advisers were further given the opportunity to make site visits in Vienna and to attend and participate in management presentations and were allowed to ask questions and carry out such investigations as the Purchaser deemed necessary in relation to the Business. On the basis of this due diligence process and its own assumptions, projections and estimates, the Purchaser confirmed its interest in acquiring the Company Shares.

(D)	The Seller wishes to sell to the Purchaser and the Purchaser desires to purchase from the Seller, the Company Shares on the terms and conditions set forth in this Agreement (the “Transaction”).

(E)	The Seller and the Purchaser have obtained all internal and external approvals and consents required for the Transaction.
IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this clause 1 apply throughout.

1.1	Definitions

Capitalised words, including those used in the preamble and recitals to this Agreement, shall have the following meaning ascribed to them:

“Accounting Principles” means the accounting principles applied by the Philips Group as set out in the Philips Group annual report and as applied in the Seller’s quarterly accounts for the fiscal quarter ending 30 June 2008.

“Actuarial Memorandum” means the actuarial memorandum attached as Annex 3.10 (d) to Schedule 11.

“Affiliate” means the ultimate parent of a Party and any and all Persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than fifty (50%) percent of the nominal value of the share capital issued, or more than fifty (50%) percent of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such Person, or any other Person qualifying as a “subsidiary” or part of a “group” as referred to in Sections 2:24a and 2:24b of the Netherlands Civil Code.

“Agreement” means this agreement dated 26 September 2008.

“Ancillary Agreements” means the Transitional Services Agreement and the IPR Agreement.

“Balance Sheet Date” means 30 June 2008.

“Business” means the activities of the Group as conducted, except as explicitly provided otherwise in this Agreement and the IPR Agreement immediately prior to the Closing Date, plus to the extent not included in the foregoing, the activities of Philips Group related predominantly to the design, testing, development, manufacture, marketing, licensing, sale, support and commercialization of Products listed on Annex B to the IPR Agreement.

“Business Day” means a calendar day, other than a Saturday or a Sunday, on which commercial banks in Amsterdam, the Netherlands are generally open for normal business.

“Business Permits” has the meaning set forth in clause 6 of Schedule 11.

“Business Working Capital” means the business working capital of the Group as per the Closing Date in accordance with the Accounting Principles Consistently Applied and consisting of the line items set out in Schedule 7 attached hereto, as finally agreed or determined between the Parties in accordance with clause 6.2 and Schedule 9.

“Business Working Capital Statement” has the meaning set forth in clause 6.1.1.

“Change of Control” of Purchaser shall mean (i) the acquisition by any Person of beneficial ownership (as such term is defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended), directly or indirectly, through a purchase, merger or other acquisition transaction or series of other transactions, of shares of capital stock of the Purchaser entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Purchaser entitled to vote generally in the election of directors (any shares of voting stock of which such Person is the beneficial owner that are not then outstanding being deemed outstanding for purposes of calculating such percentage) other than such acquisition by the Purchaser or an Affiliate of the

Purchaser; or f(ii) any consolidation or merger of the Purchaser into any other Person, any merger of another Person with or into the Purchaser, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of the Purchaser to another Person (other than (a) any such transaction pursuant to which the holders of Purchaser Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving Person immediately after such transaction and (b) any merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding Purchaser Common Stock or (y) which is effected solely to change the jurisdiction of incorporation of the Purchaser and results in a reclassification, conversion or exchange of outstanding Purchaser Common Stock into solely shares of common stock, provided with respect to clauses (x) and (y) the holders of Purchaser Common Stock immediately prior to any such transaction have the entitlement to exercise directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving Person immediately after such transaction).

“Closing” means, in respect of the sale of the Company Shares, the completion of such sale pursuant to clause 2 of this Agreement.

“Closing Date” means the date on which the Closing takes place.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Shares” means all the issued and outstanding shares in the Company.

“Confidentiality Agreement” means the non disclosure agreement dated 2 November 2007, between Philips International B.V. and the Nuance Communications Inc., in relation to information concerning the Business.

“Consistently Applied” means the consistent application of the Accounting Principles, to be measured on the basis of the application of the Accounting Principles by the individual business organisations in their financial statements for the period ended on the Closing Date, as consolidated in the financial statements of Seller. Should different business organisations have applied different methods for the same item, but both such methods are acceptable within the Accounting Principles, then the only criterion for measuring whether or not the Accounting Principles have been consistently applied shall be whether an individual business has applied those methods consistently with respect to its organisation.

“Contracts” has the meaning set forth in clause 8.8.1 and “Contract” means any of the Contracts.

“Current Balance Sheet” shall mean the balance sheet set out in Schedule 15, attached hereto.

“Data Room” means the virtual data room containing documents and other information relating to the Business made available by the Seller to the Purchaser during its due diligence investigation.

“Due Diligence Information” means (i) the information contained in the Data Room, (ii) the documents and written information provided to the Purchaser during and pursuant to the questions and answer sessions, (iii) the written information provided to the Purchaser in the management presentations held on 6 August 2008, and (iv) the Information Memorandum, all of which are electronically stored on the DVDs, attached hereto as Schedule 1.

“Disclosure Letter” means the document (together with its attachments) disclosing information constituting exceptions to the Seller’s Warranties, annexed to this Agreement as Schedule 13.
“Employees” mean the employees of the Business as referred to in the Data Room and “Employee” means any one of them.

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, pledge, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement to create any of the foregoing.

“Event” means any transaction, event, act or omission;

“First Purchase Price Payment” has the meaning set forth in clause 3.2.1(a);

“Governmental Authority” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Group” has the meaning set forth in the recitals of this Agreement.

“Guarantee” means any guarantee, indemnity, surety, letter of comfort, letter of credit or other assurance, security or right of set-off given or undertaken by a Person to secure or support the obligations (actual or contingent) of any other Person, whether given directly or by way of counter-indemnity.

“Information Memorandum” means the confidential information memorandum in relation to the Business, dated 11 June 2008, as sent by the Seller to the Purchaser as part of the Due Diligence Information.

“Initial Purchase Price” has the meaning set forth in clause 3.1.

“IPR Agreement” means the IPR Agreement to be entered into by the Seller and the Company at the Closing Date, which is annexed hereto as Schedule 6.

“Key Employees” shall mean Marcel Wassink, Gerald Straussberger, Rob Thornton, Gerald Kotzian, Gerhard Schuberth, Heribert Wutte, Javier Viver, Deiter Hoi, Gernot Puck, Gerhard Grobauer, Heinrich Bartosik, Robert Kuhnel and Ljubomir Milanvic.

“KIS” has the meaning set forth in the preamble to this Agreement.

“Losses” means all actually incurred direct losses, liabilities, costs (including reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands, but shall not include:
(a)	any liability vis-à-vis any third party which is contingent unless and until such contingent liability becomes an actual liability and is due and payable;

(b)	any loss of production, loss of profit, loss of revenue, loss of contract, loss of goodwill or loss of claim or any indirect or consequential losses;

(c)	any claim if any allowance, provision or reserve is made in the Statements for the matter giving rise to the claim and sufficient to cover the claim; or

(d)	any claim to the extent it has been recovered on the basis of the Purchase Price adjustment set forth in clauses 6 and 7 hereof.
“Material Contracts” has the meaning set forth in clause 5.1 of Schedule 11.

“Net Indebtedness” means the net outstanding indebtedness (third party indebtedness items minus cash, cash equivalents, cash in transit and current investments available within three (3) months) of the Group as per the Closing Date in accordance with the Accounting Principles Consistently Applied and included in the line items set out in Schedule 8 as attached hereto, as finally agreed or determined between the Parties in accordance with clause 6.2 and Schedule 9, excluding any item to be included in calculating the Business Working Capital or any item relating to any indebtedness incurred in the ordinary course of trading between any member of the Group and the Philips Group.

“Net Indebtedness Statement” has the meaning set forth in clause 6.1.2.

“Parties” means the Seller and the Purchaser collectively, and “Party” means any one of them, as the case may be.

“Person” means an individual, a company or corporation, a partnership, a limited liability company, a trust or other entity, organization or unincorporated association, including a Governmental Authority.

“Philips Group” means the Seller and its respective Affiliates from time to time, excluding, as of the Closing Date, the Group.

“Philips Pension Plan” has the meaning set forth in clause 5.13 of Schedule 11.

“Purchase Price” means the Initial Purchase Price as adjusted in accordance with clause 7.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser’s Group” means the Purchaser and its respective Affiliates from time to time (including, as of the Closing Date, the Group).

“Purchaser’s Warranties” has the meaning set forth in clause 10.3.

“PSS” has the meaning set forth in the preamble to this Agreement.

“Reference Business Working Capital” means the projected year 2008 average Business Working Capital of the Business, set at EUR 2,700,000 (two million and seven hundred thousand Euros).

“Reporting Accountants” means a firm of accountants to be agreed by the Seller and the Purchaser within 5 Business Days of a notice by the Seller to the Purchaser, or vice versa, requiring such agreement or, failing such agreement, to be nominated on the application of the Seller or the Purchaser by or on behalf of the chairman of the Royal Netherlands Institute of Chartered Accountants.

“Second Purchase Price Payment” has the meaning set forth in clause 3.2.1(b);

“Seller” has the meaning set out in the preamble to this Agreement.

“Seller’s Warranties” has the meaning set forth in clause 10.1.

“Speech Recognition” has the meaning set forth in clause 8.10.

“SpeechHolding” has the meaning set forth in the preamble to this Agreement.

“Statements” has the meaning set forth in clause 6.1.

“Subsidiaries” has the meaning set forth in the recitals to this Agreement and a “Subsidiary” means any of the Subsidiaries.

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto, and any payments of or liability for such amounts in respect of any tax indemnity, sharing, allocation or group tax arrangements, as a transferee or successor, or otherwise by operation of law.

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation.

“Tax Liability” means a liability of any member of the Group, including a liability of another Person (other than a member of Purchaser’s Group, excluding from Purchaser’s Group for this purpose any member of the Group) for which the relevant member of the Group is liable, to make an actual payment of or in respect of Tax.

“Tax Refund” has the meaning set forth in clause 5 of Schedule 3.

“Tax Return” means any return, declaration, report or information return relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof.

“Third Party Consent” has the meaning set forth in clause 8.8.1.

“Third Party Software” means any software owned by a third party and used by the Business at the Closing Date on the basis of a license from the relevant third party to a member of the Philips Group.

“Transaction” has the meaning set forth in the recitals to this Agreement.

“Transitional Services Agreement” means the transitional services agreement to be entered into by the Seller and the Company at the Closing Date, which is annexed hereto as Schedule 5.
1.2	Certain references

Whenever used: (i) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ii) the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular clause or Schedule in which the reference appears.

1.3	Drafting Party

No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision, it being acknowledged that representatives of all Parties have participated in the drafting and negotiation of this Agreement.

2	SALE AND PURCHASE OF THE COMPANY SHARES

2.1	Company Shares

On the terms and subject to the conditions of this Agreement, the Seller hereby sells the Company Shares to the Purchaser, and the Purchaser hereby purchases the Company Shares from the Seller, against payment of the Purchase Price to the Seller.

2.2	Transfer

On the Closing Date, the Seller shall transfer the Company Shares to the Purchaser against payment of the Purchase Price to the Seller in accordance with clause 5.2.

3	INITIAL PURCHASE PRICE

3.1	Initial Purchase Price

The initial purchase price (the “Initial Purchase Price”) for the Company Shares shall be EUR 66,000,000 (sixty-six million euro).

3.2	Payment
3.2.1	The Initial Purchase Price shall be paid in two trances:
(a)	EUR 21,700,000 (twenty-one million seven hundred thousand euro) on the Closing Date in accordance with Schedule 2 (the “First Purchase Price Payment”); and

(b)	EUR 44,300,000 ((forty-four million three hundred thousand euro) on the 360th day after the Closing Date (the “Second Purchase Price Payment”).
3.2.2	The Second Purchase Price Payment shall be without any right of offset whatsoever.

3.2.3	The Second Purchase Price Payment shall be paid after the sole passing of 360 days.
3.3	Acceleration of Second Purchase Price Payment
3.3.1	Notwithstanding any other provision of this Agreement to the contrary, the Second Purchase Price shall become immediately due and payable upon the occurrence of any of the following events (the date of any such occurrence, the “Acceleration Date”):
(a)	The closing of a transaction or series of transactions in which the Purchaser transfers substantially all of the capital stock or substantially all of the assets of the Company or the Business to one or more persons who are not Affiliates of the Purchaser immediately prior to the closing of such transaction;

(b)	A Change in Control of the Purchaser shall occur; or
3.3.2	The Purchaser’s payment obligations under that certain credit agreement, dated as of March 31, 2006, among the Purchaser, the Lenders party thereto from time to time, UBS AG, Stamford Branch, as administrative agent, Credit Suisse Securities (USA) LLC, as syndication agent, Citicorp North America, Inc., as documentation agent, UBS Securities LLC and Credit Suisse Securities (USA) LLC, as joint lead arrangers, Citigroup Global Markets Inc. and Banc of America Securities LLC, as co-arrangers, UBS Securities LLC, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.,

as joint bookrunners (as amended, supplemented or otherwise modified from time to time, the “Credit Facility”) are accelerated by the Lenders (as such term is defined in the Credit Facility) and have become due and payable by reason of the occurrence of an Event of Default (as such term is defined in the Credit Facility).
3.4	Security for Second Purchase Price Payment
3.4.1	Purchaser shall reserve 4,468,495 shares common stock, par value $0.001 per share, of the Purchaser (“Purchaser Common Stock”) for issuance pursuant to this clause 3.4 (the “Back-Up Shares”) and shall keep such shares available for immediate issuance and delivery pursuant to this clause 3.4 until the date on which the Second Purchase Price Payment shall have been made in full.

3.4.2	In the event that the Purchaser does not make the Second Purchase Price Payment on the earlier of (i) the Acceleration Date pursuant to clause 3.3.1 and (ii) the 360th day after the Closing pursuant to clause 3.2.3, the Seller may, in the Seller’s sole discretion for a period of 90 days following the payment due date, either:
(a)	Demand that the Purchaser issue and deliver the Back-Up Shares to the Seller by delivering irrevocable written notice of such demand to the Purchaser; or

(b)	Demand payment in cash of the Second Purchase Price Payment.
Following the 90 day period referenced above, should the Seller not have demanded delivery of the Back-up Shares pursuant to clause 3.4.2(a), the Seller shall be deemed to have demanded payment in cash of the Second Purchase Price Payment pursuant to clause 3.4.2(b).
3.4.3	In the event the Purchaser does not comply with a demand made by the Seller pursuant to clause 3.4.2(a) or 3.4.2(b) within five (5) Business Days of such demand, Seller may seek enforcement of its rights in any court of competent jurisdiction.

3.4.4	In the event that the Seller makes a demand pursuant to clause 3.4.2(a), issuance and delivery of the Back-Up Shares shall constitute full and complete satisfaction of the Purchaser’s obligation to make the Second Purchase Price Payment and the Seller shall have no further claim or recourse against the Purchaser in respect of the Second Purchase Price Payment.
3.5	Confession Agreement

For purposes of clauses 3.2, 3.3 and 3.4, Parties have agreed on a Confession Agreement, attached hereto as Schedule 17 and executed on the date of this Agreement.
4	COMPLETION OF PRE-CLOSING OBLIGATIONS

4.1	Intra-Group agreements and umbrella agreements

The Seller represents that, other than the Ancillary Agreements and the agreements and arrangements incurred in the ordinary course of trading between them, all agreements and arrangements (including any services provided by the Philips Group to the Business) between:
4.1.1	the Seller or another member of the Philips Group on the one hand and the Business on the other hand, and

4.1.2	the Seller or another member of the Philips Group on the one hand and third parties on the other hand to the extent these contracts entered into by the Seller or another member of the Philips Group relate to the Business (so-called “umbrella-agreements”);
shall, to the extent they relate to the Business, terminate at the Closing Date.
5	CLOSING

5.1	Date and place

The Closing shall commence at 11.00 CET on 26 September 2008, as the case may be, or at such other location, time or date as may be agreed between the Seller and the Purchaser.

5.2	Closing actions
5.2.1	At the Closing Date, the Parties shall procure that the actions set out in Schedule 2 for which they are responsible, are performed.

5.2.2	The Parties have engaged De Brauw to effect the payment of the Purchase Price in accordance with this clause 5.2. The Parties acknowledge that De Brauw has no obligation to investigate any circumstances (including bankruptcy) which could affect the validity of the sale, purchase or transfer of the Company Shares and/or the making or receipt of a payment.
5.3	Breach of Closing obligations
5.3.1	If any Party fails to comply with any material obligation in clause 5.2, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to the right to claim damages) by written notice to the Seller or the Purchaser, as the case may be, served within 3 Business Days after the anticipated Closing Date, to fix a new date for the Closing (being the first Business Day of the next monthly reporting period of the Philips Group) in which case the provisions of clauses 5.2 shall apply to the Closing as so deferred.

5.3.2	If the non-complying Party fails to comply with any material obligation in clause 5.2 on the new date for the Closing, the other Party shall be entitled (in addition to and without prejudice to the right to claim damages) by written notice served on such new date for the Closing:
(a)	to terminate this Agreement without liability on its part or on the part of those on whose behalf notice is served; or

(b)	to effect the Closing so far as practicable having regard to the defaults which have occurred; or

(c)	to set a new date for the Closing (being the first Business Day of the next monthly reporting period of the Philips Group) in which case the provisions of clauses 5.2 and 5.3 shall apply to the Closing as so deferred.
6	THE STATEMENTS

6.1	Preparation of the Statements

As soon as practicable, and in any event within forty-five (45) Business Days from the date of this Agreement, the Seller shall determine and deliver to the Purchaser:

6.1.1	an unaudited consolidated statement (the “Business Working Capital Statement”), prepared in the form of Schedule 7, setting forth the Business Working Capital as per the Closing Date; and

6.1.2	an unaudited consolidated statement (the “Net Indebtedness Statement”, together with the Business Working Capital Statement, the “Statements”), prepared in the form of Schedule 8, setting forth the Net Indebtedness as per the Closing Date.
6.2	Agree or disagree
6.2.1	The Statements shall become final and binding upon the Parties unless the Purchaser presents the Seller, within thirty (30) Business Days after its receipt of the Statements from the Seller, written notice of disagreement specifying in reasonable detail the nature and extent of the disagreement. The scope of Purchaser’s disagreement with the draft Statements shall be solely and exclusively determined by the written notice given within the above mentioned thirty (30) Business Days period.

6.2.2	In the event that the Purchaser does object to any of the calculations shown in the Statements within such thirty-day period, the Purchaser and the Seller shall attempt in good faith to resolve any such objections within thirty (30) Business Days after the receipt by the Seller of the Purchaser’s objections. If the Purchaser and the Seller are unable to resolve any disagreement with respect to the Statements within such thirty-day period, the items of disagreement alone will be promptly referred for final determination to the Reporting Accountants in accordance with the terms of Schedule 9.

6.2.3	Each of the Statements will be deemed to be binding on the Parties upon:
(a)	the Purchaser’s failure to deliver to the Seller a notice of disagreement within thirty (30) Business Days after its receipt of the Statements;

(b)	resolution of any disagreement by mutual agreement of the Purchaser and the Seller after a timely notice of disagreement has been delivered to the Seller; or

(c)	notification by the Reporting Accountants of their final determination of the items of disagreement submitted to them.
6.3	No forward looking valuations

It is understood between the Parties that no corrections to the Statements may be proposed by or on behalf of the Purchaser to the extent these are based on a judgment about the future earnings potential, prospects or feasibility of the Business or assets of the Business or similar aspects.

6.4	Post-Closing market or business developments

The Statements include certain estimates and judgements which may change over time. The Seller and the Purchaser agree that any market or business developments after the preparation by the Seller of the Statements shall not be taken into consideration and that the status of the Group’s affairs and market circumstances at the time of the Closing and during the preparation of the Statements by the Seller shall prevail. Any facts or events arising after the date, upon which the Seller has prepared the draft Statements and presented them in accordance with clause 6.1 to the Purchaser, shall not be taken into consideration in the final determination of the Statements.

6.5	Cooperation in connection with the Statements

In order to enable the preparation and determination of the Statements, the Purchaser shall, and shall cause the Business to, (i) keep up-to-date all books and records relating to the Business, and (ii) co-operate with the Seller and its representatives and accountants with regard to the preparation and agreement of the Statements. The Purchaser agrees, in so far as it is reasonable to do so, to make available the services of the employees of the Group to assist the Seller in the performance of the Seller’s duties under this clause 6.

6.6	Material changes

The Parties will make appropriate adjustments to the Statements only if, in the aggregate, such adjustments amount to more than EUR 500,000, in which event the adjustments shall be made for the full amount of such adjustments.
7	ADJUSTMENT OF THE INITIAL PURCHASE PRICE

7.1	Business Working Capital adjustment
7.1.1	If the Business Working Capital is greater than the Reference Business Working Capital, the excess shall on a euro for euro basis (i) be added to the Initial Purchase Price and (ii) be paid in cash to the Seller by the Purchaser.

7.1.2	If the Business Working Capital is less than the Reference Business Working Capital, the difference shall on a euro for euro basis (i) be deducted from the Initial Purchase Price and (ii) be paid in cash to the Purchaser by the Seller.
7.2	Net Indebtedness adjustment
7.2.1	If the Net Indebtedness is a positive amount (meaning the Company owes money), it shall on a euro to euro basis (i) be deducted from the Initial Purchase Price and (ii) be paid in cash to the Purchaser by the Seller.

7.2.2	If the Net Indebtedness is a negative amount (meaning the Company is owed money), it shall on a euro to euro basis (i) be added to the Initial Purchase Price and (ii) be paid in cash to the Seller by the Purchaser.
7.3	Payment and interest
7.3.1	Any payment to be made pursuant to clauses 7.1 or 7.2 shall be treated as an adjustment to the Initial Purchase Price and:
(a)	to the extent possible, be aggregated and discharged by way of set-off between these payments;

(b)	be made by wire transfer of immediately available funds to such bank account as the recipient Party may designate on or before the fifth (5th) Business Day after the Statements become final and binding upon the Seller and the Purchaser pursuant to clause 6.2.3; and
include interest thereon calculated from the Closing Date to the date of payment at the rate of three-month EURIBOR on the Closing Date, calculated on the basis of a year of 360 days and the actual number of days elapsed.
8	POST-CLOSING OBLIGATIONS

8.1	Insurance

The Purchaser acknowledges and agrees that as from the Closing Date all insurance cover provided in relation to the Business pursuant to policies maintained by (any member of) the Philips Group, whether such policies are maintained with third party insurers or within the Philips Group, shall be terminated or shall no longer provide coverage to the Business for any events, occurrences or accidents occurring on or after the Closing Date, and no third party or member of the Philips Group shall have any liability or responsibility for any such events, occurrences or accidents under such policies occurring on or after the Closing Date.
8.2	Release of Guarantees
8.2.1	The Purchaser shall procure, with effect from the Closing Date, the release of the Seller and any other member of the Philips Group from any (joint and/or several) Guarantees and other liabilities (which other liabilities do not exceed EUR 50,000 in aggregate) given by, assumed by or binding upon the Seller or any other member of the Philips Group in relation to any of the liabilities of the Business. The Purchaser shall indemnify, defend and hold harmless the Seller and, as an irrevocable third party stipulation (‘derdenbeding’), the other members of the Philips Group against all amounts paid by any of them pursuant to any such (joint and several) Guarantees and such other liabilities.

8.2.2	The Seller shall procure, with effect from the Closing Date, the release of the Group from any (joint and/or several) Guarantees and other liabilities (which other liabilities do not exceed EUR 50,000 in aggregate) given by, assumed by or binding upon any member of the Group in relation to any liability of the Seller or any other member of the Philips Group. The Seller shall indemnify, defend and hold harmless the Purchaser and, as an irrevocable third party stipulation (‘derdenbeding’), the other members of Purchaser’s Group (including the Company and any of its Subsidiaries) against all amounts paid by any of them pursuant to any such (joint and several) Guarantees and such other liabilities.
8.3	Use of Philips names and marks
8.3.1	The Purchaser shall procure that, as soon as is practicable after the Closing, but in any event within 10 (ten) Business Days after the Closing Date, (i) each of the Group companies changes its name so that it does not contain the name Philips, or any abbreviation thereof or any name or lettering which is likely to be confused with the same, and (ii) the Seller is furnished with appropriate written evidence of such change of name.

8.3.2	The Purchaser shall not, and shall procure that no member of Purchaser’s Group shall, after Closing, use in any way whatsoever, by means of trading names, domain names, registered or unregistered trade marks, logos or otherwise, the name Philips, or any abbreviation thereof or any name or lettering which is confusingly similar to the same. Notwithstanding the foregoing provisions of this clause 8.3.2 the Purchaser shall, as soon as practicable after the Closing, but in any event:
(i)	Within 3 (three) months after the Closing Date, procure that the name Philips, or any abbreviations thereof, is removed from all business stationery and other assets held by any member of the Group or acquired by the Purchaser pursuant to this Agreement, and from all premises occupied by the Purchaser or any other member of the Purchaser’s Group, except for the appearance of the Philips name on the roof of the premises leased by the Company in Vienna; and

(ii)	Upon the earlier date of (i) a new software version is being issued by any member of the

Group, and (ii) 12 months after the Closing Date; procure that the name Philips, or any abbreviations thereof, is removed from all software that is marketed, sold or otherwise disposed of by the Business.
8.4	Retention of books and records
8.4.1	The Purchaser shall, and shall procure that the Group shall, retain for a period from the Closing Date as may be prescribed by applicable law or the Sellers’ internal policies, all books, records and other written information relating to the Business delivered to the Purchaser in connection with the consummation of the transactions contemplated by this Agreement or held by the Group.

8.4.2	The Purchaser shall and shall procure that the Group shall allow the Seller and its representatives and agents, upon reasonable written notice, access during normal business hours to such books, records and other information, including the right to inspect and take copies and provide other reasonable assistance in administrative procedures to the Seller and its Affiliates (at the Seller’s expense), as may be reasonably required by the Seller in order to enable the Seller to comply with its statutory and contractual obligations under this Agreement.
8.5	Intra-group receivables and payables in the ordinary course of business

Except for any receivables and payables relating to agreements and arrangements in the ordinary course of trading which will continue after the Closing, each Party shall procure that any indebtedness incurred in the ordinary course of business prior to the Closing Date between any member of the Group and the Philips Group and outstanding at the Closing Date shall be settled in accordance with the relevant terms and conditions between such entities.

8.6	Post-Closing invoices attributable to the Business

The Seller shall forward to the Company any invoices attributable to the Business received by any member of the Philips Group on or after the Closing Date and, subject to Purchaser’s good faith dispute with respect to any such invoice, the Purchaser shall procure the prompt payment of such invoice by the Company or the relevant Subsidiary to the relevant third party or, in the event such invoice has been paid by a member of the Philips Group, the prompt reimbursement of the relevant member of the Philips Group.

8.7	Reciprocal release of liabilities

As of completion of the actions set out in clause 5.2 on the Closing Date, except with respect to liabilities referred to in clause 8.5 and any other liabilities pursuant to (i) this Agreement, and (ii) the Ancillary Agreements, (A) each member of the Philips Group shall be released and discharged by the Purchaser and the Group from any and all liabilities arising from or in relation to the Business and (B) the Purchaser and the Group shall be released and discharged by each member of the Philips Group from all liabilities arising from or in relation to any activities of or agreements with the Philips Group.

8.8	Obligation to obtain Third Party Consents
8.8.1	The transfer of contracts primarily related to or necessary to the conduct of the Business (the “Contracts”) by the Seller or any of its Affiliates to the relevant member of the Group may be subject to the prior approval, waiver or consent of the other party to such contracts (the “Third Party Consent”). Insofar as a Third Party Consent has not been obtained in relation to a Contract prior to the Closing Date, the Purchaser and the Seller shall use all reasonable endeavours to obtain such Third Party Consent as soon as practicable after the Closing Date. Any increase in fees, charges or other payments required to obtain such Third Party Consent shall be borne by the Purchaser.

8.8.2	In connection with the obtaining of any Third Party Consent referred to in paragraph 8.8.1, the Purchaser shall supply to the Seller such information and references (under appropriate nondisclosure arrangements) regarding the Purchaser and other such cooperation as may be reasonably requested by the Seller or any relevant third party for the purpose of obtaining Third Party Consents.

8.8.3	In respect of any Contract, from the Closing Date until the relevant Third Party Consent has been obtained as contemplated by paragraph 8.8.1 or in the event the Third Party Consent has been refused:
(a)	the Seller and the Purchaser shall make such other arrangements between themselves to provide to the Purchaser the full benefits of the Contract, including the enforcement at the cost and for the account of the Purchaser of all rights of the Seller or Seller Affiliate against any other party thereto; and

(b)	to the extent that the Purchaser is lawfully and practically able to do so, and to the extent that the Purchaser is receiving the full benefits of the Contract, the Purchaser shall perform the Seller’s or Seller Affiliate’s obligations under the Contract as agent or sub-contractor and shall indemnify the Seller or Seller Affiliate’s in respect thereof. To the extent that the Purchaser is not lawfully or practically able to perform the Seller’s or Seller Affiliate’s obligations under the Contract as agent or sub-contractor and to indemnify the Seller or Seller Affiliate’s in respect thereof, the Seller or Seller Affiliate’s shall do all such things as the Purchaser may reasonably require to enable due performance of the Contract and the Purchaser shall indemnify the Seller or Seller Affiliate’s in respect thereof.
8.9	Grace Period Third Party Software

Immediately prior to the Closing Date or latest a few days after the Closing Date, the Seller shall notify in writing each owner of Third Party Software of the transfer of the Business pursuant to this Agreement. Such notification shall include a statement that the Seller and the Purchaser agreed to the continued use by the Business of the Third Party Software for a grace period of three (3) months immediately following the Closing Date. Copies of all notifications together with any responses from the owners of the Third Party Software will be provided to the Business upon dispatch or receipt, as the case may be. During such grace period, the Business shall have to arrange with each such owner a new license for the Third Party Software with retroactive effect as of the Closing Date. Any and all cost in relation to the use of Third Party Software during such grace period and the obtaining of any such new licenses shall be for the Purchaser’s account. At the Business’ reasonable request, the Seller shall use its reasonable endeavours to support the Business in procuring the assignment or the grant of a new license for the Third Party Software.
8.10	Non-Compete
8.10.1	Subject to clauses 8.10.2, 8.10.3 and 8.10.7, and for a period of three years after the Closing Date, Philips shall not, and shall cause its Affiliates not to, either alone or in cooperation with a third party, develop, market, sell and/or distribute (a) a speech recognition technology solution (defined as an ensemble of algorithms, vocabulary and software that automatically converts human speech to text, hereinafter: “Speech Recognition”), (i) for use by, or to medical professionals or (ii) otherwise in competition with the Business as conducted by the Group at any point in time during such three-year period, or (b) products comparable with, or competitive with, the Company’s SpeechQ or Speech

Magic, or the Purchaser’s PowerScribe products.

8.10.2	For the avoidance of doubt, it is understood and agreed that clause 8.10.1 shall not prohibit Philips and its Affiliates from:
(a)	developing, marketing selling or distributing any products or solutions in the field of dialogue technologies, whether or not using Speech Recognition, to enable dialogues between humans and devices, provided that there is no conversion of human speech to text output;
(b)	marketing, selling or distributing any commercially available Speech Recognition products or solutions of a third party provider (not being a Philips Affiliate) for use in, or with products or systems sold by Philips or its Affiliates as an add-on functionality, provided that (i) such activities, products or solutions are not specifically targeted at the medical professional field and (ii) such Speech Recognition product or solution, except in case of bundled offerings specifically targeted at the consumer market, does not constitute the primary monetary value in the resulting combined product or system;

(c)	developing, marketing, selling and distributing products, systems, and solutions (that are not themselves Speech Recognition products, systems, and solutions) which can be used in combination with third-party Speech Recognition, and to provide technical information with respect to such combinations provided that such technical information shall not include language libraries or dictionaries; and

(d)	marketing, selling or distributing Speech Recognition products or solutions procured from the Purchaser and its Affiliates (including the Group) under a commercial arrangement separately agreed to by Purchaser or its Affiliates, as applicable.
8.10.3	For the avoidance of doubt, any activities of Philips’ and its Affiliates’ customers, including but not limited to value added resellers, distributors and dealers, shall not fall within the restrictions of clause 8.10.1, provided that Philips and its Affiliates have not taken any specific action to encourage, assist or enable such customer to do things that would otherwise be in breach of the restrictions in clause 8.10.1 if performed directly by Philips or its Affiliates.

8.10.4	Subject to clauses 8.10.5, 8.10.6 and 8.10.7, and for a period of three years after the Closing Date, Philips shall not, and shall cause its Affiliates not to develop, market, sell or distribute to third parties, either alone or in cooperation with a third party, a software development kit (defined as a set of development tools that allows a software engineer to create applications for a certain software package, software framework, hardware platform, computer system, operating system or similar system, hereinafter “SDK”) which enables integration of dictation/transcription workflow solutions (whether from Philips or third parties) specifically into IT systems used by medical professionals.

8.10.5	For the avoidance of doubt, it is understood and agreed that clause 8.10.3 shall not prohibit Philips and its Affiliates from
(a)	developing, marketing, selling or distributing new SDK’s enabling integration of workflow solutions into systems used outside the medical professional field, provided that in case such SDK’s also could be used to enable integration of workflow solutions into systems used within the medical professional field, Philips and its relevant Affiliates shall include a restriction in the pertaining license agreement (to the extent permitted by applicable law) prohibiting and excluding from the license grant the use of such SDK’s for integration of workflow solutions into systems used within the medical professional field. For clarity, this clause 8.10.5 shall not permit the marketing, selling or distributing of SDK’s with language libraries or dictionaries;

(b)	marketing, selling or distributing, irrespective of their use, any SDK’s which only enable integration of dictation hardware and recording/playback software, but not of workflow solutions; and

(c)	marketing, developing, selling or distributing any product or solution with built-in interfaces to the extent necessary to connect (but not to integrate) dictation/transcription workflow solutions to systems used by medical professionals.
8.10.6	For the avoidance of doubt, any activities of Philips’ and its Affiliates’ customers, including but not limited to value added resellers, distributors and dealers, shall not fall within the restrictions of clause 8.10.4, provided that Philips and its Affiliates have not taken any specific action to encourage, assist or enable such customers to do things that would otherwise be in breach of the restrictions in clause 8.10.3 if performed directly by Philips or its Affiliates.

8.10.7	The restrictions in clauses 8.10.1 and 8.10.3 shall not operate to prohibit Philips and its Affiliates from:
(a)	acquiring any business, company or group which is developing, marketing, (re)selling or distributing Speech Recognition products or solutions or SDK’s and in respect of which Philips or any of its Affiliates has a majority shareholding or other controlling interest, provided the Speech Recognition and SDK’s business is responsible for less than 15 percent of the aggregate annual turnover of such acquired business, company or group at the time of the acquisition; or

(b)	acquiring an interest in a business, company or group which is developing, marketing, (re)selling or distributing Speech Recognition products or solutions or SDK’s, in respect of which Philips or any of its Affiliates does not have a shareholding exceeding 15 percent.
8.10.8	Nothing in this clause 8.10 shall restrict the development, marketing, sales and distribution activities of Seller and its Affiliates to the extent such development, marketing, sales and distribution activities are, as applicable, comprised within the business of the Philips Healthcare Sector (excluding the Business) as conducted as at the Closing Date, except that, for a period of three years after the Closing Date, Philips shall not, and shall cause its Affiliates within the Healthcare Sector not to, either alone or in cooperation with a third party, develop, market, sell and/or distribute any products comparable to, or competitive with, the Company’s SpeechQ or Speech Magic, or the Purchaser’s PowerScribe products.
8.11	Non solicitation
8.11.1	Seller shall procure that its Affiliates in Austria, Germany and Spain shall not during a period of one (1) year from the Closing Date solicit or endeavour to entice away from the Company any of the Key Employees or offer employment to or employ, or offer or conclude any contract for services with, any such Key Employee, provided that the foregoing obligation (i) shall not restrict Seller’s Affiliates from engaging in general recruiting or general solicitation efforts not specifically targeting any such Key Employee and (ii) shall not apply with respect to any such Key Employee whose employment is terminated on or after the Closing Date by the Company, whose employment is terminated with the agreement or at the direction of the Purchaser, or whose employment is terminated upon mutual agreement between such Key Employee and the Company.

8.11.2	Seller shall procure that its Affiliates shall not during a period of one (1) year from the Closing Date engage in any recruiting or hiring activities targeted to groups of persons who, after the date of this Agreement, have been employees of the Business. The foregoing obligation (i) shall not restrict Seller’s Affiliates from engaging in general recruiting or general solicitation efforts not specifically targeting any such groups of employees and (ii) shall not apply with respect to recruiting any employee whose employment is terminated on or after the Closing Date by the Company, whose employment is terminated with the agreement or at the direction of the Purchaser, or whose employment is terminated upon mutual agreement between such employee and the Company.
8.12	Discharge

As of the Closing Date the Purchaser shall give full discharge to each former director of the Company and the Subsidiaries and will not make any claim against any of the former directors in relation to their performance as directors of the Company or a Subsidiary in the period up to the Closing Date.

8.13	Audit

The Seller shall provide such cooperation and assistance as may be requested by the Purchaser, at Purchaser’s cost, to complete audited financial statements of the Business.

8.14	Financial Statements Letter

The Purchaser undertakes to the Seller that it shall provide such information and access to the Seller and its advisers in relation to the Business and the Group so as to enable the Seller to fulfil its obligations under the letter from Nuance to Philips, dated 26 September 2008, attached hereto as Schedule 16, which letter is an integral part, and governed by the terms, of this Agreement (the “Letter”). Without prejudice to the generality of the foregoing, the Purchaser shall procure that the Seller and its advisers shall be allowed, upon reasonable notice, reasonable access to the senior employees of the Business and to take copies of the books and records of the Business for the purpose of fulfilling its obligations under the Letter.

9	EMPLOYEES

9.1	Employees
9.1.1	The Seller and the Purchaser agree that the Employees’ compensation and benefit plans will, in the aggregate, for a period of at least twelve (12) months following the Closing Date, be comparable to the compensation and benefit plans and Philips Pension Plans in effect on the Closing Date (with the exception of any equity-based incentive plans) The Purchaser does not currently anticipate that any redundancies will be created directly as a result of completion of the transactions contemplated by this Agreement.
9.2	Pensions
9.2.1	The Employees have accrued rights with Philips Pension Plans, which may be either (i) funded with an insurance company, trust or pension fund or (ii) book reserved, which latter will be duly reflected in the Business Working Capital Statement and calculated in accordance with the Actuarial Memorandum.

9.2.2	If a Philips Pension Plan is funded with an insurance company or a pension fund and a transfer is considered by Purchaser, the Seller shall make all reasonable efforts to have assets and liability value

(or the accumulated accounts in case of defined contribution plans) of the rights the Employees are entitled to, transferred to a funding vehicle to be indicated by Purchaser, provided that all necessary approvals for such a transfer have been obtained.

9.2.3	If the Pension Plan is book reserved, such book reserve has been or will (provided all necessary approvals for such transfer have been obtained) be transferred to the Company or any of its Subsidiaries to which the Employees have been or will be transferred, and will be duly reflected in the Business Working Capital Statement. The book reserve or pension provision in the Business Working Capital Statement will be determined by Seller and calculated in accordance with the Actuarial Memorandum.
10	WARRANTIES

10.1	Seller’s Warranties
10.1.1	The Seller warrants to the Purchaser that the statements set out in Schedule 11 (the “Seller’s Warranties”) are true and accurate in all material respects as of the date of this Agreement.

10.1.2	The Purchaser acknowledges and agrees that the Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to the Purchaser on or prior to the date hereof (including any information of that nature contained in the Disclosure Letter or in the Due Diligence Information). The Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than the Seller’s Warranties.

10.1.3	The Seller duly acknowledges that the Purchaser has agreed to enter into this Agreement in reliance on the Sellers’ representations or warranties.

10.1.4	Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of the persons set out in Schedule 12 as having knowledge, after due investigation, in relation to such Seller’s Warranty.

10.1.5	Notwithstanding anything else to the contrary in this Agreement and the Schedules, except in the case of intentional misrepresentation or fraud by Seller (each to be interpreted as being within the meaning of section 3:44 subsection 3 of the Dutch Civil Code), the Purchaser shall have no recourse against the Seller for any losses suffered as a result of the Seller’s Warranties not being in all material respects true and accurate.

10.1.6	The applicability of Sections 7:17 and 7:23 of the Netherlands Civil Code is hereby excluded.
10.2	Seller’s disclosures
10.2.1	The Seller’s Warranties are subject to the matters and facts which are disclosed in this Agreement, the documents filed with the trade register and available for inspection by the Purchaser in respect of each member of the Group prior to the date of this Agreement, the Disclosure Letter (including any document referred to therein), the Due Diligence Information or any matters, facts or circumstances which are known to Purchaser.

10.2.2	Subject to the terms set forth in the Disclosure Letter, references in the Disclosure Letter to clause numbers shall be to the clauses in Schedule 11 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the Seller’s Warranties as a whole, provided that the applicability of such disclosure to any Seller Warranty other than as contained the referenced clause(s) is reasonably apparent on its face.
10.3	Purchaser’s Warranties
10.3.1	The Purchaser represents and warrants to the Seller that, as of the date of this Agreement and at the Closing Date the statements (the “Purchaser’s Warranties”) set out in Schedule 14 are true and accurate in all material respects as at the date of this Agreement.
10.3.2	Notwithstanding anything else to the contrary in this Agreement and the Schedules, except in the case of intentional misrepresentation or fraud (each to be interpreted as being within the meaning of section 3:44 subsection 3 of the Dutch Civil Code), the Seller shall have no recourse against the Purchaser for any losses suffered as a result of the inaccuracy of any of the Purchaser’s Warranties.
10.4	Survival of the Seller’s Warranties and the Purchaser’s Warranties

None of the Seller’s Warranties or the Purchaser’s Warranties shall survive the Closing Date.

11	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1	Announcements

No communications to the public or press releases relating to this Agreement and the transactions contemplated hereby shall be made by any Party unless such release or statement is previously agreed upon in writing by the Seller and the Purchaser or is required under any applicable law or the rules and regulations of any recognised stock exchange on which the shares of a Party are listed. If any applicable law or the rules and regulations of any recognised stock exchange on which the shares of a Party are listed requires the issuance of any communication or press release, the Party subject to such requirement shall endeavour to consult with the other Party and take into account its comments prior to issuing any such communication or press release.
11.2	Confidentiality
11.2.1	The Purchaser and the Seller acknowledge that the Confidentiality Agreement shall cease to have any force or effect from the Closing Date.

11.2.2	Subject to clause 11.2.3:
(a)	each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to the provisions of this Agreement and any agreement entered into pursuant to this Agreement or the negotiations relating to this Agreement (and any such other agreement);

(b)	for a period of two (2) years from the Closing Date, the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business and financial and other affairs (including future plans and targets) of the Philips Group; and

(c)	for a period of two (2) years from the Closing Date, the Seller shall treat as strictly confidential and not disclose or use any information relating to the business and financial and other affairs (including future plans and targets) of the Purchaser’s Group.
11.2.3	The provisions of clause 11.2.2 shall not prohibit disclosure or use of any information if and to the extent:
(a)	required by law or the rules and regulations of any recognised stock exchange on which the shares of any Party are listed;

(b)	required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;
(c)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d)	the disclosure is made to professional advisers of any Party that are subject to a duty of confidentiality;

(e)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(f)	the other Party has given prior written approval to the disclosure or use;

(g)	the information is obtained free of any restrictions on use or obligations of confidentiality from a third party which is itself, to the knowledge of the disclosing Party, free of any restrictions on use or obligations of confidentiality with respect to that information; or

(h)	the information is independently developed after the Closing Date;
provided that, prior to disclosure or use of any information pursuant to clauses 11.2.3(a), (b), or (c), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

12	OTHER PROVISIONS

12.1	Further assurances

Each of the Parties shall from time to time execute such documents and perform such acts and things as any Party may reasonably require to transfer the Company Shares to the Purchaser and to give any Party the full benefit of this Agreement.

12.2	Binding effect; whole Agreement; amendments and waivers
12.2.1	This Agreement shall not have any legal effect until each Party has validly executed this Agreement.

12.2.2	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

12.2.3	No amendment to, or waiver of any provision of, this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

12.3	Assignment

Except as otherwise expressly provided in this Agreement, no Party may, without the prior written consent of the other Parties, assign, grant any security interest over, hold on trust or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement, provided that the Purchaser may assign its rights and delegate its obligations under this Agreement to any affiliate as long as the Purchaser remains ultimately liable for all of the Purchaser’s obligations hereunder.

12.4	Third party rights
Except as expressly provided for in this Agreement, nothing in this Agreement shall confer any rights upon any Person that is not a Party or the successor or permitted assignee of a Party to this Agreement.

12.5	Rescission

Without prejudice to clause 5.3.2(a), the Parties waive their respective rights to rescind or cancel this Agreement on the basis of Sections 6:265 or 6:228 of the Netherlands Civil Code.

12.6	Method of payment
12.6.1	Wherever in this Agreement provision is made for a payment to be made or procured by the Purchaser or any other member of the Purchaser’s Group to a member of the Philips Group, the Purchaser shall make such payment or procure that such payment is made to, at the Seller’s option, the Seller or one or more members of the Philips Group.

12.6.2	Any cash payment to be made or procured by the Seller or by the Purchaser under this Agreement shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected on or before the due date for payment.
12.7	No withholding

All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings for or on account of Tax whatsoever save only as may be required by law. If any such deductions or withholdings are required to be made by the Party making the payment pursuant to applicable law, any amounts deducted or withheld and paid over to the appropriate Governmental Authority shall be treated for all purposes as having been paid to the Person to which such amounts would otherwise have been paid.

12.8	Invalidity

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected. To the extent permitted by law, such provision shall be deemed substituted by provisions (i) that are valid, legal and enforceable and (ii) the operation and effect of which are as similar as possible to the provisions they substitute for.

12.9	Costs

Unless this Agreement provides otherwise, all costs that a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account. All stamp, transfer, registration, sales and other similar Taxes, filing fees, duties and charges and all notarial fees payable in connection with the sale or purchase of the Company Shares under this Agreement shall be paid by the Seller to the extent due and payable by Seller by law and by the Purchaser to the extent due and payable by Purchaser by law.

12.10	Notices
12.10.1	Notices and other statements in connection with this Agreement and any other agreement that is connected with this Agreement (unless the parties expressly agree otherwise) shall be (i) written in the English language, (ii) delivered by hand, facsimile or courier to the recipient’s address as set forth below or to such other address as a Party may notify to the other Parties from time to time and (iii) shall be given:

if to the Seller, to:
Name:	Koninklijke Philips Electronics N.V.
Address:	Amstelplein 2
1096 BC Amsterdam
Country:	The Netherlands
Fax:	+31 20 5977230
Attention:	General Secretary

with a copy to:
Name:	De Brauw Blackstone Westbroek N.V.
Address:	Burgerweeshuispad 301
1076 HR Amsterdam
Country:	The Netherlands
Fax:	+31 20 577 1775
Attention:	Arne Grimme

and

if to the Purchaser to:
Name:	Stibbe
Address:	Stibbe Toren
Strawinskylaan 2001
PO Box 75640
1070 AP Amsterdam
Country:	The Netherlands
Fax:	+31 20 546 01 23
Attention:	Hans Witteveen (Nuance-Philips Speech Recognition, 4000354)

12.10.2	Nominating a place of residence outside the Netherlands shall have no effect if the nominating Party does not simultaneously nominate a place of residence in the Netherlands at which writs may be served.

12.10.3	A notice shall be effective upon receipt and shall be deemed to have been received:
(a)	at the time of delivery, if delivered by hand, or courier;

(b)	at the time of transmission in legible form, if delivered by fax.
13	GOVERNING LAW AND SUBMISSION TO JURISDICTION
13.1	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with Netherlands law.

13.2	Forum

Except for the dispute resolution provided for in clause 6.2 and Schedule 9, the Seller and the Purchaser irrevocably agree that all disputes which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence and validity thereof, shall be exclusively resolved by the district court of Amsterdam, the Netherlands.

[SIGNATURE PAGE TO FOLLOW]

AGREED AND SIGNED ON 26 SEPTEMBER 2008 BY:

Koninklijke Philips Electronics N.V.	Nuance Communications, Inc.

/s/ Signature Illegible	/s/ Thomas Beaudoin
Name: Signature Illegible	Name: Thomas Beaudoin
Title: Authorized Representative	Title: Chief Financial Officer